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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                   PRINCETON VIDEO IMAGE, INC.
                   ---------------------------
                        (Name of Issuer)


               Common Stock, no par value per share
               ------------------------------------
                  (Title of Class of Securities)


                          742476-10-4
                        --------------
                        (CUSIP Number)



-----

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Page 1 of 6 Pages
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CUSIP No. 742476-10-4           13G            Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON -
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Brown F Williams
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [x]
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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                 5.  SOLE VOTING POWER
                     511,071
   NUMBER OF    ------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       Not applicable.
    OWNED BY    ------------------------------------------------
      EACH       7.  SOLE DISPOSITIVE POWER
    REPORTING        511,071
     PERSON     ------------------------------------------------
      WITH       8.  SHARED DISPOSITIVE POWER
                     Not applicable.
----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     511,071
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                          [x]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.2%
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12.  TYPE OF REPORTING PERSON

     IN
=================================================================

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CUSIP No. 742476-10-4            13G            Page 3 of 6 Pages
=================================================================

Item 1.

     (a)  Name of Issuer:

          Princeton Video Image, Inc., a New Jersey corporation

     (b)  Address of Issuer's Principal Executive Office:
          15 Princess Road
          Lawrenceville, New Jersey 08648


Item 2.   Name of Person Filing

     (a)  Name of Person Filing:

          Brown F Williams

     (b)  Address of Principal Office:

          c/o Princeton Video Image, Inc.
          15 Princess Road
          Lawrenceville, New Jersey 08648

     (c)  Citizenship:

          United States

     (d)  Title Class of Securities:

          Common Stock, no par value per share

     (e)  CUSIP Number:

          742476-10-4


Item 3.   Category of person filing

          Not applicable


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CUSIP No. 742476-10-4            13G            Page 4 of 6 Pages
=================================================================

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          Mr. Williams beneficially owned 511,071 shares of the Issuer's Common Stock, no par value per share (the "Common Stock") as of December 31, 1999. This amount does not include 12,401 shares of Common Stock owned by Sandra Williams, as custodian for Bronwyn Williams, Mr. and Mrs. Williams' minor daughter, and 53,266 shares owned by Sandra Williams, Mr. Williams' wife, to which Mr. Williams disclaims beneficial ownership.

     (b)  Percent of Class: 5.2%

     (c)  Number of Shares to Which Such Person Has:

          (i)    Sole voting power - 511,071
          (ii)   Shared voting power - 0
          (iii)  Sole dispositive power - 511,071
          (iv)   Shared dispositive power - 0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of Members of the
          Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

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CUSIP No. 742476-10-4            13G            Page 5 of 6 Pages
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Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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CUSIP No. 742476-10-4            13G            Page 6 of 6 Pages
=================================================================

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000           /s/ Brown F Williams
                                   --------------------
                                   Brown F Williams